Room 4561
September 22, 2005

Mr. David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road
South Tower
Fairfax, Virginia 22030

      Re:	webMethods, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 14, 2005
		Form 8-K
		Filed August 1, 2005
		File No. 1-15681

Dear Mr. Mitchell,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations

1. You disclose on page 33 that maintenance revenue increased in fiscal year 2005 primarily due to the increase in customers licensing your software. However, we note that license revenue decreased in fiscal year 2005. Please explain to us how you experienced an increase in software licensing when revenue related to such licensing decreased. If the changes are due to changes in price and or volume, then you should consider addressing the reasons for such changes. See Item 303 (a) (3) (iii) of Regulation S-K.

2. We note that license revenues consistently and significantly declined over the three reported periods but it appears that you do not address this trend in your results of operations section. Please tell us how you have considered Item 303 (a) (3) of Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing the trend of declining license revenues and all other material trends known to you that may affect your liquidity and the results of your future operations.

3. It appears that you do not quantify each of the multiple factors that contributed to material year-to-year changes for each of your operating line items. For example, your general and administrative expenses increased by $7.2 million in fiscal year 2005 but it does not appear that you quantify the increase for each of the material cost components (e.g. internal investigation of the Japanese subsidiary and Sarbanes Oxley compliance) that contributed to such increases. Please tell us how you considered the requirements of SEC
Release Number 33-6835 Section III D in quantifying the material year-to-year changes affecting your operating line items.
















Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition, page F-10

4. You disclose on pages 7 and 17 that a significant portions of your sales are secured through several intermediaries including distributors and resellers. If material, please identify any contingencies such as price protection, rights of return, conditions of acceptance, warranties, etc., explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition related to sales to or through such intermediaries.

Guarantees and Indemnification, page F-12

5. You disclose that you have historically received only a limited number of requests for indemnification and you have not been required to make material payments. Accordingly you have not recorded a liability related to such indemnification provisions. However, you made a payment of $2.25 million to settle potential infringement claims on behalf of five of your customers. In light of this payment please explain the basis for your disclosure indicating that indemnifications have not been material. Also, tell us how you concluded that you are not required to reserve for estimated future infringement settlements.

Note 8. Income taxes, page F-15

6. We note that you disclose deferred tax assets net of deferred tax liabilities. Please tell us how you considered the disclosure requirements of paragraph 43 of SFAS 109 in segregating total deferred tax assets from total deferred tax liabilities.

Note 11. Stockholder`s equity, page F-17

7. We note that you entered into a reseller agreement with i2 Technologies (i2) where you issued 710,000 warrants, as amended, to i2 and in return you will receive approximately $8.8 million, as amended, in OEM fees. Please provide us with a comprehensive analysis of your accounting for this transaction in accordance with
EITF 01-09. In your analysis, justify the classification of the amortization of the deferred warrant charge as sales and marketing expense.





Form 8-K, filed August 1, 2005

8. Your disclosures in the press release should not make reference to
"pro forma" operating profit, "pro forma" net income, "pro forma" net income per share, or "pro forma" results. The information you have presented throughout the press release should be referred to as "non-
GAAP" and not "pro forma." Pro forma has a meaning, as defined by generally accepted accounting principles and SEC rules, that is significantly different than your presentation. Refer to Regulation
S-K, Item 10(e) (ii) (E).

9. We note that the non-GAAP measure you have presented excludes recurring cost items but includes revenue generated directly from these cost items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to
Question 8, Frequently Asked Questions Regarding the Use of Non-
GAAP
Financial Measures. Ensure that you adequately disclose why each recurring item excluded is not relevant in assessing performance.
10. We note that you disclose several non-GAAP measures as a result of presenting a full statement of operations on a non-GAAP basis. Each line item, subtotal and total affected by your adjustments represents a separate measure for which you must provide specific and meaningful disclosures in order to comply with the guidance provided in Item 10(e)(1) of Regulation S-K and the related FAQ. Please explain to us how you concluded that your current disclosure is adequate for each individual non-GAAP measure presented.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
David Mitchell
webMethods, Inc.
September 22, 2005
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